Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-201842

RESOURCE INNOVATION OFFICE REIT, INC.

SUPPLEMENT NO. 3 DATED FEBRUARY 16, 2016,

TO THE PROSPECTUS DATED OCTOBER 5, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Innovation Office REIT, Inc., a Maryland corporation, dated October 5, 2015 or the Prospectus, Supplement No. 1 dated November 18, 2015 and Supplement No. 2 dated January 4, 2016. As used herein, the terms “we,” “our” and “us” refer to Resource Innovation Office REIT, Inc. and its subsidiaries. The purpose of this supplement is to disclose:

•	the status of our initial public offering; and

•	information regarding our filing of Articles of Amendment.

Status of our Initial Public Offering

On February 16, 2016, we broke escrow with respect to subscriptions received from investors in all states except New York, which has a minimum offering amount of $2.5 million, Pennsylvania, which has a minimum offering amount of $50 million, and Washington, which has a minimum offering amount of $10 million. The minimum offering amount was satisfied by an investment in shares of Class A common stock of $2,000,000 by Resource America, Inc. at a price of $9.70 per share.

Except with respect to subscriptions from investors in New York, Pennsylvania and Washington, subscribers should make their checks payable to “Resource Innovation Office REIT, Inc.” Until we have raised the respective minimum offering amounts for New York, Pennsylvania and Washington, subscribers from these states should continue to make their checks payable to “UMB Bank, N.A., as escrow agent for Resource Innovation Office REIT, Inc.”

Articles of Amendment

On February 9, 2016, we filed Articles of Amendment, or the Amended Articles, with the State Department of Assessments and Taxation of Maryland, which provide that every 1.0778 shares of Class A common stock which were issued and outstanding immediately prior to the acceptance of the Amended Articles shall be changed into one issued and outstanding share of Class A common stock. The Amended Articles took effect immediately upon filing with the State Department of Assessments and Taxation of Maryland.

On the date of the filing of the Amended Articles, our sole stockholder was our advisor, Resource Innovation Office Advisor, LLC, which owned 22,222.22 shares of Class A common stock for which it paid $200,000 in connection with our initial capitalization. The Amended Articles were filed to decrease the number of shares held by our advisor to equal the number of shares of Class A common stock which would be purchased for $200,000 at the price of $9.70 per share, which is the public offering price per share of Class A common stock less selling commissions and dealer manager fees.